Registration No. 333-
                                                                      ----------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3

                             Registration Statement
                                    Under the
                             Securities Act of 1933

                             IDM ENVIRONMENTAL CORP.
               --------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

        New Jersey                                             22-2194790
----------------------------                       -----------------------------
(State or Other Jurisdiction                      (IRS Employer of Incorporation
 Identification No.)                                 or Organization)

                              396 Whitehead Avenue
                          South River, New Jersey 08882
                                 (732) 390-9550
           ------------------------------------------------------------
          (Address, including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                           Joel A. Freedman, President
                             IDM Environmental Corp.
                              396 Whitehead Avenue
                          South River, New Jersey 08882
                                 (732) 390-9550
             ------------------------------------------------------
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                   A copy to:

                              Michael Sanders, Esq.
                               Vanderkam & Sanders
                            440 Louisiana, Suite 475
                              Houston, Texas 77002
                                 (713) 547-8900

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ]
   -----------------------------

     If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                     ------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                                          CALCULATION OF REGISTRATION FEE
===============================================================================================================
                                               Proposed maximum        Proposed maximum
Title of securities to    Amount to be         offering price per      aggregate offering     Amount of
be registered             registered (1)       share (2)               price                  registration fee
---------------------------------------------------------------------------------------------------------------

Common stock, $.001 par
value                          6,222,624             $ 0.609375           $ 3,791,911.50           $ 1,054.15
===============================================================================================================

(1) Includes a presently indeterminate number of shares issued or issuable upon conversion of or otherwise in respect of Registrant' (i) Series C Convertible Preferred Stock, (ii) Series RR Convertible Preferred Stock,
     (iii) 100,000 $2.40 Warrants,  (iv) 2,078,488 $3.00 Warrants, (v) 2,350,000
     $3.75 Warrants, (vi) 266,875 $6.00 Warrants,  (vii) 266,875 $6.75 Warrants,
     and (viii) 1,270,000 Lock-Up Warrants.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the average bid and asked price as reported on Nasdaq on October 29, 1998.

     In accordance with Rule 429 under the Securities Act of 1933, as amended, the Prospectus contained in this Registration Statement relates to a total of 20,522,624 shares of the Registrant's Common Stock, 7,000,000 of which were registered in the Company's Registration Statement on Form S-3 (No. 333-28485) filed with the Securities and Exchange Commission on June 4, 1997, amended on July 11, 1997, October 7, 1997 and November 24, 1997 and declared effective on January 9, 1998, 5,800,000 of which were registered in the Company's Registration Statement on Form S-3 (No. 333-56705) filed with the Securities and Exchange Commission on June 12, 1998 and declared effective on June 22, 1998 and 1,500,000 of which were registered in the Company's Registration Statement on Form S-3 (No. 333-62001) filed with the Securities and Exchange Commission on August 21, 1998 and declared effective on August 28, 1998. An aggregate filing fee of $14,649.62 was paid on the filing of the initial Registration Statement (No. 333-28485) on June 4, 1997 and in conjunction with pre-effective amendment no. 2 thereto on October 7, 1997, a filing fee of $5,747.25 was paid on the filing of the initial Registration Statement (No. 333-56705) on June 12, 1998 and a filing fee of $656.84 was paid on the filing of initial Registration Statement (No. 333-62001) on August 21, 1998. This Registration Statement, which is a new Registration Statement, also constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-28485, Post-Effective Amendment No. 1 to
Registration  Statement  No.  333-56705  and  Post-Effective  Amendment No. 1 to
Registration Statement No. 333-62001, which shall hereafter become effective concurrently with the effectiveness of this Registration Statement in accordance with Section 8(a) of the Securities Act of 1933, as amended.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                  SUBJECT TO COMPLETION, DATED NOVEMBER 4, 1998


PROSPECTUS


                             IDM ENVIRONMENTAL CORP.

                        20,522,624 Shares of Common Stock

                             ---------------------


The shareholders listed in this Prospectus are offering       IDM Environmental Corp. (the "Company") is a
and selling up to 20,522,624 shares of common                 global diversified services company offering a broad
stock of IDM Environmental Corp.  The shares offered          range of design, engineering, construction, project
to be sold by this Prospectus are shares that those           development and management, and environmental
shareholders have a right to acquire through the exercise     services and technologies.  We offer services and
of warrants or the conversion of preferred stock.  It is      technologies in three principal areas: Energy Project
possible that the total number of shares offered by the       Development and Management, Environmental
selling shareholders will be less than 20,522,624.            Remediation and Plant Relocation Services.

                                                              Our common stock is listed on the Nasdaq National
Our company will not receive any proceeds from the            Market under the symbol "IDMC."  The last
sale of shares of common stock offered by the selling         reported sale price of our common stock on October
shareholders.                                                 29, 1998 was $0.625.


                           ---------------------------


     The selling shareholders may offer their shares of common stock through public or private transactions in the over-the-counter markets, on or off the United States exchanges, at prevailing market prices or at privately negotiated prices. The selling shareholders may engage brokers or dealers who may receive commissions or discounts from the selling shareholders.


                          ---------------------------

This investment involves a high degree of risk. See "Risk Factors" at page 5 of this prospectus for a discussion of certain material factors which you should consider before investing in the common stock offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           ---------------------------


              The date of this Prospectus is           , 1998
                                            ----------

     We will pay all expenses of this offering except for commissions, fees and discounts of any underwriters, brokers, dealers or agents retained by the Selling Stockholders. Estimated expenses payable by the Company in connection with this offering are approximately $25,000. The aggregate proceeds to the selling stockholders from the common stock will be the purchase price of the common stock sold less the aggregate agents' commissions and underwriters' discounts, if any. We have agreed to indemnify the selling stockholders and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933.

     You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

     It is possible that certain affairs of our Company, and certain matters described in this Prospectus, may change after the date of this Prospectus.

     The common stock may only be offered and sold to persons who live in states in which we have previously qualified such offers and sales. You should talk to your broker to confirm that you reside in a state in which the common stock can be offered and sold. If you do not live in a state in which the offer and sale of the common stock has been qualified, you cannot purchase shares of common stock offered pursuant to this Prospectus.



                                TABLE OF CONTENTS

     Available Information.................................................   3

     Incorporation of Certain Documents by
      Reference............................................................   3

     Disclosure Regarding Forward-Looking Statements.......................   4

     The Company...........................................................   4

     Risk Factors..........................................................   5

     Selling Stockholders..................................................  12

     Plan of Distribution..................................................  17

     Legal Matters.........................................................  18

     Experts...............................................................  18

                              AVAILABLE INFORMATION

     The  Company is subject to the  reporting  requirements  of the  Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

     A registration statement on Form S-3 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including the exhibits thereto, may be inspected without charge at the Commissions' principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549, upon payment of the prescribed fees.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed or to be filed with the Commission under the Exchange Act are hereby incorporated by reference into this Prospectus:

(1) The Company's Annual Report on Form 10-K/A for the year ended December 31, 1997.

(2) The Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998 and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

     (3) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in (1) above.

     (4) The description of securities included in Form 8-A declared effective by the Commission on April 26, 1994 (Commission File No. 0-23900).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statements contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed documents which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such requests may be directed to Mr. Michael B. Killeen, Chief Financial Officer, IDM Environmental Corp., 396 Whitehead Avenue, South River, New Jersey 08882, Telephone Number (732) 390-9550.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus, the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1997, the Company's Quarterly Reports on Form 10-Q/A for the quarter ended March 31, 1998 and on Form 10-Q for the quarter ended June 30, 1998, and the Company's definitive Proxy Statement for its 1998 Annual Meeting of Stockholders, which is incorporated by reference herein, include certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including, but not limited to, such matters as future business development, business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed below, general economic and business conditions, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in law or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

                                   THE COMPANY

     IDM Environmental Corp. (the "Company") is a global diversified services company offering a broad range of design, engineering, construction, project development and management, and environmental services and technologies. The Company, through its domestic and international affiliates and subsidiaries, offers services and technologies in three principal areas: Energy Project Development and Management, Environmental Remediation and Plant Relocation Services.

     The Company's energy project development and management services ("Energy Services") are provided through IDM Energy Corporation and local project subsidiaries. The Company actively entered the Energy Services market in 1997 and expects to begin construction of energy facilities during 1999 with operating energy facilities expected to be connected to the local grid in El Salvador by January 2000. The Company is aggressively pursuing additional energy facility "build, own and operate" opportunities in Asia, Eastern Europe, Central and South America and expects to bring additional energy facilities on-line beginning in 1999. Energy Services offered by the Company include project design and development, engineering, finance, ownership and, soon to be, operation for conventional and other energy projects.

     The Company's environmental remediation services, the historical core business of the Company, encompass a broad array of environmental consulting, engineering and remediation services with an emphasis on the "hands-on" phases of remediation projects. The Company is a leading provider of full-service turnkey environmental remediation and plant decommissioning services and has established a track record of safety and excellence in the performance of projects for a wide range of private sector, public utility and governmental clients worldwide. Additionally, the Company has melded its core expertise in engineering, decommissioning and dismantlement services in environmentally sensitive settings to establish a position in the forefront of the nuclear power plant decommissioning, site remediation and reindustrialization market.

     The Company's plant relocation services encompass a broad array of non-traditional engineering projects, with an emphasis on plant dismantlement, relocation and reerection. The Company has established itself as a world leader in plant relocation services employing a proprietary, integrated matchmarking, engineering, dismantling and documentation program that provide clients with significant cost and schedule benefits when compared to traditional alternatives for commencing plant operations.

     The Company was incorporated under the laws of the State of New Jersey in 1978. The Company's executive offices are located at 396 Whitehead Avenue, South River, New Jersey 08882, telephone number (732) 390-9550.

                                  RISK FACTORS

     The securities which are the subject of this Prospectus are subject to certain risk factors, some of which are described below. The following risk factors should not be considered to be all of the potential risks to which the Company and the securities are subject. The risk factors set forth below should be considered carefully with respect to any investment in the shares underlying the Series C Preferred Shares, the Series RR Preferred Shares, the $2.40 Warrants, the $3.00 Warrants, the $3.75 Warrants, the $6.00 Warrants, the $6.75 Warrants and the Lock-Up Warrants.

     Losses From Operations. We have experienced significant operating losses during the past three years. We had net losses of $9.9 million during 1997, $9.1 million during 1996 and $3.9 million during 1995 and a net loss of $15.5 million during the six months ended June 30, 1998. Our losses have resulted from a combination of (1) reduced revenues resulting from more selective project bidding, (2) large expenditures for infrastructure to support anticipated future growth, (3) delays in the commencement of projects, (4) unusual expenses, and
(5) costs associated with our entry into the power production market and other ventures with the potential of producing recurring revenues. Until we are able to begin one or more large projects on which delays in commencement have been experienced, or until such time as other projects are begun, if ever, we will continue to experience losses. While we believe that multiple large projects will be performed during 1998 and that one or more power production projects or other recurring revenue projects will become operational during 1999, based on past delays and past operating results, there can be no assurance that we will be able to operate profitably during 1998 or in the future.

     Intense Competition. Competition in the environmental services industry is intense. The industry is dominated by large architectural engineering firms such as Bechtel, Fluor, Westinghouse, Foster Wheeler and ICF Kaiser, among others. Such firms are called upon to serve as primary contractors and consultants on a large portion of the Superfund, federal and state government and Department of Energy projects. Additionally, many smaller engineering firms, construction firms, consulting firms and other specialty firms have entered the environmental services industry in recent years and additional firms can be expected to enter into the industry. Many of our competitors in the environmental services industry have significantly greater financial resources and more established market positions than do we. While we believe that our experience and expertise in the specialty areas of decontamination and decommissioning will allow us to compete successfully, there can be no assurance that other firms will not expand into or develop expertise in the areas in which we specialize, thus decreasing any competitive advantage which we may enjoy.

     Maturation of Segments of the Environmental Industry. With the entry of increasing competition, the market for certain labor intensive low technology services, such as asbestos abatement, dismantling and demolition, has become saturated resulting in lower margins in those segments. As a result of such maturation and competitive pressures many participants in the environmental services industry have incurred losses or significant declines in profitability in recent years. While we have undertaken to focus on projects requiring highly specialized services and/or technologies and to minimize our exposure to lower margin highly competitive segments of the environmental services market, such undertakings necessarily reduce the potential market for our environmental services and potential revenues from such services. Further, there can be no assurance that other segments of the environmental services market not previously effected by competition and lower margins will not be adversely effected in the future.

     Uncertainty Relating to Integration of Recent Acquisitions. As a result of increasingly intense competition in the environmental services industry, we have undertaken various strategic technology acquisitions and alliances in recent years in order to improve our competitive position and increase our potential revenues. Included in such acquisitions and alliances have been (1) the acquisition of rights relating to the deployment of the proprietary "Kocee Gas Generator" technology of Enviropower Industries, Inc. (fka Continental Waste Conversion), (2) the acquisition of an exclusive license from, and equity interest in, Life International Products pursuant to which we utilize Life's patented superoxygenation technology for long term bioremediation of contaminated groundwater and (3) the formation of an alliance with Solucorp Industries pursuant to which we received the rights to utilize Solucorp's Molecular Bonding System soil remediation technology. Each of such acquisitions and alliances entailed various funding commitments on our part. While we believe that each of the described acquisitions/alliances provides us with state-of-the-art technologies, there can be no assurance that we will be successful in integrating such new technologies with its existing service offerings. Further, it is possible that certain state-of-the-art technologies, including technologies which we have acquired, or may acquire in the future, may not yet be commercially viable or may require ongoing funding beyond our capabilities before those technologies can be successfully deployed on a commercial basis. In the event that we are unable to successfully integrate our technology acquisitions/alliances with our existing operations or we are unable or unwilling to meet the funding requirements necessary to fully commercialize such technologies, it is possible that we could loss some or all of its investment in such technologies. Any such losses could materially adversely impact our operating results and financial position.

     While we are continually involved in the evaluation of new technologies to supplement our existing services offerings and to enhance our operating results and competitive position, we have no current plans, arrangements or understandings with respect to future acquisitions or mergers.

     Uncertainty Relating to Entry into Power Production Market. During 1997, we began to actively pursue projects in the international power production market. As a result of such efforts, we have entered into, and expect in the future to enter into, agreements whereby we will design, construct, own and operate power production facilities outside of the United States. We have devoted substantial resources to its entry into the power production market and expect to devote substantial additional resources to such efforts in the future. Our ability to profit from its efforts in this regard is contingent upon our ability to successfully negotiate agreements with governmental, industrial and other entities whereby those entities agree to purchase all or a substantial portion of the power produced by those facilities, our ability to finance and construct power production facilities on terms deemed acceptable to us and our ability to purchase feed stocks and operate facilities at sufficiently low cost to generate operating profits and to recover the cost of constructing such facilities. We intend to contract out the construction of facilities to qualified construction companies and to retain employees and/or consultants with expertise in the operation of power production facilities. There can be no assurance that we will be successful in consummating arrangements to construct, operate and sell power from such facilities. Even if we are successful in consummating such transactions, there can be no assurance that the facilities can or will be operated profitably or, given the nature of the anticipated purchasers of such production, that the foreign entities which have contracted to purchase such production will have the financial capability to purchase the power committed to be purchased.

     Additionally, a variety of independent power producers and private and government owned entities may provide power in some of the markets in which we expect to operate. Should those markets grow and undergo deregulation similar to that experienced in the United States, it can be expected that new competitors will enter those markets increasing pricing and competitive pressures.

     Accordingly, while we believe the international power production market offers substantial profit opportunities for us, there can be no assurance that we will be successful in our efforts to enter that market, that we can operate on a profitable basis in the markets which it may enter or that any profits which may be generated will be sufficient to recover our cost of entering the power production market.

     Uncertainty Related to Operations in Foreign Markets. In recent months, a substantial number of countries in Asia, South America and Eastern Europe have experienced economic downturns which have been characterized by slowing or negative growth rates, currency devaluation and flight of capital, among other problems. Our entry into the Energy Services market has been focused in regions which have experienced such economic problems. Additionally, we have targeted those regions as potentially high growth markets for plant relocation services and other services offered by us. While we continue to offer services and pursue opportunities in those markets and takes steps deemed appropriate by management to manage currency and other risks associated with operations in those markets, a continuation of the economic problems in those regions, or any further worsening of conditions, could materially adversely impact demand for our services in such countries and the ability of potential customers to pay for the our services.

     Dependence on Ability to Secure Bonding. In order to bid on and successfully secure contracts to perform environmental services of the nature offered by us, we may, depending upon the bid specifications, be required to provide surety bonds for each respective project. Thus, the number and size of contracts which we can perform is directly dependent upon our ability to obtain bonding which, in turn, is dependent upon our net worth, liquid working capital, and the nature and projected profitability of projects undertaken, among other factors. We may, from time to time, be unable to secure additional and larger contracts as a result of such bonding requirements. While capital raising efforts in recent years have allowed us to substantially increase our working capital and net worth, thus increasing its bonding capacity, there can be no assurance that we will have adequate bonding capacity to bid on all of the projects which we would otherwise bid upon were we to have such bonding capacity or that we will in fact be successful in obtaining additional jobs on which we may bid.

     Compliance with, and Potential Liability under, Applicable Environmental Regulations. The scope and nature of environmental regulation, at the federal, state and local levels, has expanded dramatically in recent years. Such regulations impose stringent guidelines on companies which generate and handle hazardous materials as well as other companies involved in various aspects of the environmental services industry. Any future increases or changes in regulation may result in our incurring additional costs for equipment, retraining, development of new remediation or abatement plans, handling of hazardous materials and other costs.

     In addition to the burdens imposed on our operations by various environmental regulations, federal law imposes strict joint and several liability upon present and former owners and operators of facilities that release hazardous substances into the environment and the generators and transporters of such substances as well as persons arranging for the disposal of such substances. All such persons may be liable for the costs and damages (including penalties and fines) associated with environmental remediation including investigation, clean up and natural resource damages. Such costs can be very substantial. We may be liable for such costs and damages in connection with the generation, transportation and disposal of hazardous materials. Additionally, in light of the growing trend to impose and expand the responsibility and scope of liability for environmental clean-up costs, there can be no assurance that future regulations or court rulings will not result in our being exposed to clean-up cost liability, or other liability, for activities conducted by us which do not presently expose us to such liability.

     While we have not incurred, or been notified that it may be treated as a potentially responsible party with respect to, any liability as a generator or transporter of hazardous materials, we have on occasion been named in complaints,  and  may be  named  in  future  complaints,  as  violating  various regulations governing the removal of asbestos. We have settled certain complaints in the past by agreeing to pay civil fines or penalties without admitting liability. There can be no assurance, however, that any complaints which may arise in the future can be settled on a favorable basis. In any event, because of the nature of our operations and the industry in which we operate, the potential for liability and the extent of such potential liability is very substantial. Any such liability which is determined to exist could have a material adverse impact on our business and financial condition.

     Dependence on Continued Environmental Regulation. The growth of the environmental services industry, as well as our growth, has been largely attributable to, and tracks, the increase in environmental regulation since the 1970's. The demand for environmental services has been largely the result of facility owners attempting to comply with, or avoid liability under, existing or newly imposed environmental regulations at the federal, state and local levels. Because of the burden imposed on industry in complying with such regulations, efforts have been made by various groups to seek the relaxation or repeal of certain forms of environmental regulation. While such efforts to relax environmental regulation have been largely unsuccessful to date, there can be no assurance that the scope or growth of such regulation will not be curtailed in the future. Any relaxation of environmental regulation may result in a decline in demand for environmental services and may adversely effect our operations.

     Dependence on Spending Levels of Governmental and Industrial Entities. Because of the nature of sites requiring environmental services, the growing public emphasis on environmental matters and the cost of environmental services, a significant portion of all funds spent for such services has been spent by governmental agencies and large industrial concerns. While third party reimbursement may be sought in various clean-ups, most Superfund clean-ups as well as weapons and other nuclear facility clean-ups involve significant spending by governmental agencies. As budget constraints and emphasis on employment, international competition and other considerations grow, certain governmental agencies and industrial concerns may choose to delay or curtail expenditures for environmental services. Any curtailment or delays in spending for environmental services by governmental agencies or large industrial concerns can be expected to have a material adverse effect on the environmental services industry and on our operations and profitability.

     Limited Insurance Coverage. While we maintain insurance coverage, including environmental impairment liability insurance covering such areas as environmental clean ups, corrective action or damages, our environmental impairment insurance policy does not cover any liability arising from radiological operations other than low level radioactive soil excavation and facility cleaning. While we have evaluated such additional insurance coverage in the past and may evaluate the same in the future, we do not anticipate that such additional insurance will be available in the foreseeable future at prices considered to be reasonable. If, in the absence of such insurance, we were to incur liability for environmental impairment in connection with its excluded radiological services, such liability could have a material adverse effect on our financial condition and results of operations. Further, as the cost of cleaning or correcting environmental hazards can be extremely high, even if we are determined to be liable for costs which are covered by insurance, there is no assurance that such coverage will be adequate to pay the entire cost thereof and, therefor, we may incur losses in excess of its insurance coverage.

     Dependence on Major Customer. A significant portion of our revenues in recent years have come from, and a significant portion of our resources have been devoted to, one or more large clients (e.g., Manafort, Allied-Signal and FFC Jordan Fertilizer Company). Revenues from the Manafort project constituted 29% of our total revenues in 1997. Revenues from the FFC Jordan project constituted 34% of our total revenues in 1995 and 44.7% of revenues in 1994. Likewise, the Allied-Signal project accounted for 34.8% and 26.4% of our total revenues in 1991 and 1992, respectively. In early 1993, we completed the Allied-Signal project and the FFC Jordan project was completed during 1996. We expect to complete the Manafort project during 1998. In order for us to replace the revenues attributable to such large projects, we must secure one or more large projects or a large number of smaller projects. While we believe that we can successfully replace our past and ongoing large projects with other large projects and with a large volume of smaller projects, there is no assurance that we can adequately replace such projects with other projects which will produce as much revenue. Further, there is no assurance that we will not continue to be dependent upon a small number of major customers for a significant portion of our revenues and earnings.

     Dependence on Key Personnel. Our operations are dependent upon the continued efforts of senior management. While we have entered into employment agreements with Joel Freedman and Frank Falco, our principal executive officers, we do not have employment agreements with any of our other officers or employees. We have, however, entered into agreements with certain executive personnel pursuant to which such persons have agreed to maintain the confidentiality of certain information and to not enter into competition with us for a period of three years after the termination of their employment with us within 250 miles of our principal places of business. However, because of the lack of accompanying employment agreements and the limited scope of such agreements and the general difficulty of enforcing noncompetition agreements, there is no assurance that such agreements can be enforced or that one or more of our key employees may not leave us and enter into direct competition with us. Should any of the members of our senior management be unable or unwilling to continue in their present roles or should such persons determine to enter into competition with us, our prospects could be adversely affected. We presently carry key-man life insurance on our Chief Executive Officer, Joel Freedman, and our Chairman of the Board and Chief Operating Officer, Frank Falco.


     Dependence on Temporary Labor. As a result of the national and international scope of our operations, we are typically required to staff jobs at least partially with temporary workers hired on location. While all of our jobs are performed under the supervision and direction of our supervisors and foremen and we attempt to utilize as many of our full time laborers as possible to staff jobs, the location and other factors effecting jobs performed away from the immediate vicinity of our headquarters result in our regularly hiring temporary workers on site. We carefully review the training and qualifications of all temporary workers hired to assure that all such personnel are qualified to perform the work in question. However, due to the temporary nature of such employment, there is no assurance that all such temporary workers will perform at levels acceptable to us and our customers. Accordingly, we may experience difficulties in satisfactorily performing jobs and, in some cases, may be exposed to certain liabilities as a result of the acts or performance of such temporary workers. Additionally, in some locations, we may be required to hire unionized temporary labor. The hiring of such unionized workers may give rise to various other considerations affecting the performance of jobs, including possible work stoppages and varying wage and benefit demands, among others.

     Seasonality of Business. While we provide services on a year-round basis, certain aspects of our business display seasonal characteristics. In particular, our services provided outdoors or outside of a sealed environment may be adversely affected by inclement weather conditions, particularly in the northeast. Accordingly, extended periods of rain, cold weather or other inclement weather conditions may result in delays in commencing or completing projects, in whole or in part. Any such delays may adversely effect our operations and profitability and may adversely effect the performance of other projects due to scheduling and staffing conflicts.

     Substantial Working Capital and Additional Financing Requirements. We require substantial working capital to support our ongoing operations. As is common in the environmental services industry, payment for services rendered by us are generally received pursuant to specific draw schedules after services are rendered. Thus, pending the receipt of payments for services rendered, we must typically fund substantial project costs, including significant labor and bonding costs, from internal and outside financing sources.

     We historically relied heavily on bank financing to fund our operations. Since the consummation of our initial public offering, we have financed our operations internally without utilizing any substantial new lines of credit. Because of expenditures relating to the opening of new offices to serve strategic growth markets and other infrastructure expenditures to support growth, we have experienced periodic working capital shortages. As a result of such working capital shortages, we were required to raise additional capital through the sale of (1) $5 million of convertible notes in the third quarter of 1995, (2) $3 million of Series B Preferred Shares ("Series B Preferred Shares") in the first quarter of 1997, (3) $3,025,000 of Convertible Notes ("Convertible Notes") and $3.00 Warrants ("$3.00 Warrants") in the third quarter of 1997, (4) $3,600,000 of Series C Preferred Shares ("Series C Preferred Shares") and $3.75 Warrants ("$3.75 Warrants") in the first quarter of 1998, and (5) $1,500,000 of Series RR Preferred Stock in the third quarter of 1998. There is no assurance that we will not require additional financing in the future and there is no assurance that any such financing will be available on terms acceptable to us, or at all, if needed.

     Possible Liability in Connection with Legal and Administrative Proceedings. We are periodically subject to lawsuits and administrative proceedings arising in the ordinary course of its business. Included in such proceedings are periodic administrative proceedings initiated by various environmental regulatory agencies. We are presently a party to an ongoing administrative proceeding in which the Occupational Safety and Health Administration has assessed a penalty against us in the amount of $140,000 in connection with the accidental death of an employee of a subcontractor. The matter presently on appeal. In a related matter, on February 11, 1997, we were served with a lawsuit naming us as a co-defendant in a wrongful death cause of action arising out of the accidental death of an employee of a subcontractor. The suit, styled The Estate of Percy L. Richard, and Percy D. Richard, a minor by next of friend Patricia Cunningham v. American Wrecking Corp. and is successors, IDM Environmental Corp. and its successors, SECO Corp. and its successors, all joint and individually, and all unknown persons, Case No. 2:97CV filed in the Federal District Court for the Northern District of Indiana is based on the same facts that gave rise to the above referenced administrative proceeding instituted by the Occupational Safety and Health Administration. We believe that the suit, as it relates to us, is without merit, and intend to vigorously contest the cause of action. We are being defended and indemnified by our insurance carrier.

     In addition to potential liability arising from the performance of services, we were named as a defendant in a shareholder action filed in November of 1996 in New Jersey Superior Court styled Goldberg v. IDM Environmental Corp., Docket No. L-11783-96. The plaintiff in that cause of action alleged that we made certain fraudulent misrepresentations to the detriment of the investing public, and that certain of our officers were unjustly enriched as a result of their sales of common stock during the period in question. Notwithstanding our belief that the cause of action was without merit, as a business accommodation, the matter was settled with a payment by our insurer of $1.125 million. The suit has been dismissed with prejudice.

     In April of 1997, we and our Delaware subsidiary, Global Waste & Energy, Inc., were named as co-defendants in a cause of action styled Enviropower Industries, Inc. v. IDM Environmental Corp., Global Waste & Energy, Inc., et al, filed in the Court of Queen's Bench of Alberta, Judicial District of Calgary (Action No. 9701-04774). The plaintiff, Enviropower (formerly known as Continental Waste Conversion International, Inc.), alleged that the license granted to us to utilize and market Enviropower's proprietary gasification technology was granted without proper corporate authority due to the lack of shareholder approval. The plaintiff has asserted the subsequent employment by Global Waste & Energy of two former officers of Enviropower as a basis for its allegations. Enviropower sought to have the license and all other agreements between Enviropower and us declared null and void in addition to seeking damages for alleged lost profits and other unspecified damages. In June of 1997, we filed a separate cause of action against Enviropower seeking injunctive relief against Enviropower, seeking to enforce the agreements with Envirpower and to collect amounts owed to us by Enviropower. On September 19, 1997, we were awarded an interim injunction against Enviropower recognizing our exclusive rights to the licensed technology throughout the pendency of the action and until further order of the court. Enviropower has since filed for protection under Canadian bankruptcy laws, staying all proceedings between us and Enviropower. We are awaiting a determination by the Trustee for Enviropower as to his intent with respect to liquidation of the bankruptcy estate. The injunction order entered in our favor protecting our exclusive right to the technology remains in full force and effect.

     In July of 1998, we, our Delaware subsidiary, Global Waste & Energy and certain affiliates and officers were named as co-defendants in a cause of action styled Kasterka Vrtriebs GmbH v. IDM Environmental Corp., et al, filed in the Court of Queen's Bench of Alberta, Judicial District of Calgary. The plaintiff, Kasterka, has alleged that we and our affiliates breached a marketing agreement that had been entered between Kasterka and Enviropower. The plaintiff has alleged that the defendants failed to supply the required plans and specifications relating to the gasification technology originally developed by Enviropower and that, as a result, Kasterka was unable to manufacture and market gasification units in the territories designated in the marketing agreement. Kasterka has asserted a variety of claims for damages in the aggregate amount of approximately $42 million. We believe the suit is without merit and intend to vigorously contest the cause of action

     In September of 1998, we were named as a defendant in a cause of action styled Balerna Concrete Corporation, et al. v. IDM Environmental Corp., et al., filed in the United States District Court of Massachusetts (Case No. 98CV11883ML). The plaintiffs alleged that we, and others, engaged in a pattern of illegal conduct to divert funds from the plaintiffs through the operation of a concrete finishing business. The plaintiffs have asserted various claims under RICO, common law fraud, conversion, breach of contract and others basis seeking damages in an amount to be determined by the court. We believe the suit is without merit and intend to vigorously contest the cause of action.

     While we have been able to settle all prior legal and administrative proceedings on terms believed to be acceptable to and in our best interests, there is no assurance that we will not be subject to legal and administrative proceedings in the future which may materially adversely effect us.

     Ability to Collect Amounts Owed Pursuant to Changes in Scope of Services. We have periodically been required to expand the scope of services on projects due to undisclosed circumstances, delays or disruptions caused by clients or other contractors and change orders requested by customers. In such situations, we have routinely sought additional compensation for the additional services rendered as a result of such undisclosed circumstances, delays or disruptions and change orders. While we believe that we are entitled to compensation to cover our additional costs, at a minimum, in all such circumstances, we have, on a number of occasions, had disputes with our clients as to the amount of additional compensation owed and delays in the payment of such amounts. Should we be unable to collect reasonable compensation for additional services or should we experience extended delays in paying such amounts, we may experience substantial losses from projects or substantial negative cash flow from projects until such time as payment is received. Delays in collecting compensation for additional services, or the inability to collect for such services, could materially adversely effect us.

     Control by Management. Our officers and directors, principally, Messrs. Freedman and Falco, own an aggregate of approximately 3.8% of the issued and outstanding shares of common stock as of October 29, 1998. Our shareholders do not have cumulative voting rights and, accordingly, each shareholder is entitled to cast one vote per share held on all matters submitted to a vote of shareholders, including the election of directors. Thus, shareholders holding a majority of the outstanding shares will be able to elect all of the directors. Further, Messrs. Freedman and Falco have entered into a Voting Agreement pursuant to which each has agreed to vote for the other in all elections of directors and, with respect to all other matters, they have agreed to vote as a block.

     Related Party Transactions and Possible Conflicts of Interest. We have been controlled, and may continue to be controlled, by Joel Freedman and Frank Falco, our principal shareholders, and have periodically engaged in transactions with Messrs. Freedman and Falco and entities controlled by Messrs. Freedman and Falco. During 1994, 1995, 1996 and 1997, we paid certain personal expenses on behalf of Messrs. Freedman and Falco, which advances were originally made on an unsecured non-interest bearing basis without definite repayment terms. Interest on such loans began to accrue at 7% per annum commencing in June of 1995. Mr. Freedman surrendered 36,621 shares of Common Stock as payment in full of $192,260, representing all amounts owed by Mr. Freedman to us, including excess draws under his employment agreement, in September of 1995. In April of 1996, Mr. Falco surrendered 92,214 shares of Common Stock as payment in full of $670,580 representing all amounts owed by Mr. Falco to us as at such date, including excess draws under his employment agreement. At June 30, 1998, Mr. Falco owed us a total of approximately $444,499. We presently lease our principal facilities from a partnership controlled by Messrs. Freedman and Falco and, in 1995, performed certain construction work to expand such facilities. Additionally, we previously loaned funds to such partnership in order to construct certain leasehold improvements on our premises and for various other purposes. While the loan to the partnership had been repaid in full through periodic offsets against the lease payments owed by us to the partnership, no formal terms for repayment of such loan were ever established and no interest was paid on such loan. Further, while we obtained an appraisal of the fair rental value of the leased premises and management believes the terms of such lease to be fair, there is no assurance that we could not obtain more favorable terms if dealing with third parties. We have no present plans, proposals, arrangements or understandings with respect to future related transactions. While we have no formal policy relating to transactions with related parties, our audit committee reviews all proposed transactions with related parties or entities controlled by related parties to determine the fairness of such transactions. Any current or future transactions between us and such affiliates may involve possible conflicts of interest.

     Possible Issuance of Substantial Amounts of Additional Shares Without Shareholder Approval. At October 29, 1998, we had an aggregate of approximately 34,647,731 shares of Common Stock authorized but unissued and not reserved for specific purposes and an additional 15,163,531 shares of Common Stock unissued but reserved for issuance pursuant to (i) our 1993, 1995 and 1998 Incentive Stock Option Plans, (ii) exercise of outstanding Class A Warrants issued in our initial public offering, (iii) exercise of nonqualified options issued in connection with consulting services and employment agreements, and (iv) exercise of certain Lock-Up Warrants (the "Lock-Up Warrants") and warrants issued in connection with the placement of the Series B Preferred Shares, Series C Preferred Shares and Convertible Notes. Additionally, an indeterminate number of shares of Common Stock will be issued if and when the Series C Preferred Shares and Series RR Preferred Shares are converted. All of such shares may be issued without any action or approval by our shareholders. Although we have no other present plans, agreements, commitments or undertakings with respect to the issuance of additional shares, or securities convertible into any such shares, any shares issued would further dilute the percentage ownership held by the public shareholders.

     Possible Issuance of Preferred Stock and Superior Rights of Preferred Stock. In addition to the above referenced shares of Common Stock which may be issued without shareholder approval, we have 1,000,000 shares of authorized preferred stock. At October 29, 1998, we had 300 Series C Preferred Shares and
982.801 Series RR Preferred Shares issued and outstanding and had reserved a total of 200,000 shares for issuance pursuant to a Share Rights Plan adopted in 1996. Prior to the distributions of any amounts to the holders of Common Stock, whether as dividends or on liquidation, the holders of outstanding preferred stock must have received their cumulative dividend or liquidation preference, as appropriate. While we have no present plans to issue any additional shares of preferred stock, other than shares which may be issued in the event our Share Rights Plan is triggered, our Board of Directors has the authority, without shareholder approval, to create and issue one or more series of such preferred stock and to determine the voting, dividend and other rights of holders of such preferred stock. The issuance of any of such series of preferred stock could have an adverse effect on the holders of Common Stock.

     The ability of the board of directors to fix the terms of and issue shares of Preferred Stock without shareholder approval, combined with the Share Rights Plan and other anti-takeover provisions in our certificate of incorporation and bylaws, could (1) result in our being less attractive to a potential acquiror and (2) result in shareholders receiving less for their shares than otherwise might be available in the event of a take over attempt.

     Shares Eligible for Future Sales. All of the shares of our Common Stock owned by non-public shareholders are "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act") and may only be sold pursuant to a registered offering or in accordance with applicable exemptions from the registration requirements of the Act. Rule 144 provides for the sale of limited quantities of restricted securities without registration under the Act. In general, under Rule 144 a person (or persons whose shares are aggregated) who has satisfied a one (1) year holding period may, under certain circumstances, sell within any three (3) month period, a number of shares which does not exceed the greater of one percent (1%) of the then outstanding shares of common stock or the average weekly trading volume during the four (4) calendar weeks prior to such sale. Rule 144(k) also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of us and who has satisfied a two
(2) year holding period. We are unable to predict the effect that future sales under Rule 144 may have on the then prevailing market price of Common Stock. It can be expected, however, that the sale of any substantial number of shares of Common Stock will have a depressive effect on the market price of the Common Stock.

     No Dividends. We have not declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our Common Stock. Our ability to pay dividends is dependent upon, among other things, our future earnings, our operating and financial condition, our capital requirements, general business conditions and other pertinent factors, and is subject to the discretion of our Board of Directors. Further, as noted above, no distributions may be made with respect to our Common Stock unless all cumulative dividends with respect to outstanding preferred stock, if any, have been paid. Accordingly, there is no assurance that any dividends will ever be paid on our Common Stock.

     Amendment of Reports and Restatement of Financial Statements. As a result of cost overruns and unapproved change orders on a series of projects during 1996 and the first quarter of 1997, we have implemented certain changes in the manner in which we accounts for job costs and revenues. In conjunction with those accounting changes, we restated our financial statements and amended our reports on Forms 10-Q for the quarters ended March 31, 1996, June 30, 1996, September 30, 1996, March 31, 1997, June 30, 1997 and September 30, 1997 and on Form 10-K for the year ended December 31, 1996.

     Stock Price Volatility; No Assurance of Continued Quotation on Nasdaq. The stock markets recently have experienced extreme price and volume fluctuations. The trading prices of our Common Stock has in the past been, and could in the future be, subject to wide fluctuations in response to a variety of events or factors, some of which may be beyond our control. These could include, without limitation (i) quarterly variations in our operating results, (ii) the liquidity of the market for the Common Stock, (iii) announcements of business developments by our company or our competitors, (iv) public perception regarding our company and our entry into new markets, and (v) general conditions in our company's industry and the economy.

     Our Common Stock is currently listed on Nasdaq. Nasdaq listing maintenance rules provide that the minimum bid price of common stock must equal or exceed $1. At October 7, 1998, the bid price of our Common Stock had been below $1 for a period of 30 consecutive business days. We were notified by Nasdaq on that date that we would have 90 calendar days from the date of such notice to achieve compliance with the Nasdaq continued inclusion standards. Compliance requires that our Common Stock have a minimum bid price of $1 for a minimum of 10 consecutive business days during the 90-day compliance period. Failure to be in compliance with the requirements or to file a plan acceptable to Nasdaq for meeting such requirements may result in the delisting of our Common Stock from Nasdaq. There can be no assurance that the Common Stock will continue to be listed on Nasdaq.

                              SELLING STOCKHOLDERS

     The Selling  Stockholders are the holders of (i) Series C Preferred Shares,
(ii) Series RR Preferred Shares, (iii) $2.40 Warrants, (iv) $3.00 Warrants, (v) $3.75 Warrants, (vi) $6.00 Warrants, (vii) $6.75 Warrants, and (viii) Lock-Up Warrants. The shares of Common Stock covered by this Prospectus are being registered so that the Selling Stockholders may offer the shares of common stock underlying the preferred stock and warrants for resale from time to time. See "Plan of Distribution." Except as described below, none of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the above referenced securities and the Common Stock issuable pursuant to the conversion or exercise of, or dividends on, convertible securities.

     The following table sets forth the names of the Selling Stockholders, the number of shares of preferred stock and warrants owned by each of the Selling Stockholders as of October 29, 1998 and the number of shares of Common Stock owned beneficially and offered by each of the Selling Stockholders as of October 29, 1998. For the purposes of calculating the number of shares of Common Stock beneficially owned by the Selling Stockholders, the number of shares of Common Stock calculated to be issuable in connection with the conversion of the Series C Preferred Shares and Series RR Preferred Shares is based on a conversion price that is derived from the average closing bid price of the Common Stock on the five trading days ended October 29, 1998 (which was $0.7125).

     The information included below is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares that will be held by the Selling Stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of Common Stock offered under this Prospectus will be sold.


                                                                                Shares of
                                                                                Common
                                                                                Stock
                                 Shares of                 Warrants          Beneficially       Shares of
                                 Convertible               Owned             Owned and          Common Stock
                                 Preferred Stock           (4)(5)(6)         Offered (10)(11)   Owned After
         Name (1)                Owned (2)(3)              (7)(8)(9)          (12)(13)(14)      Offering
       -----------             ------------------         ------------     ------------------   -------------

Murray Huberfeld/David
   Bodner Partnership.........           150                 2,205,250         2,485,952              0
The Isosceles Fund Limited....       982.801                                   1,839,160              0
Profinsa Investments Ltd......           150                   975,250         1,255,952              0
Rita Folger...................                                 281,000           281,000              0
Adar Equities L.L.C...........                               1,350,000         1,350,000              0
Jules Nordlicht...............                                 420,000           280,000              0
Newark Sales Corp.............                                 315,000           315,000              0
Rochon Capital Group Ltd......                                 200,000           200,000              0
Cong. Ahavas Tzdokah
  V Chesed....................                                 188,000           188,000              0
Shlomoh Kupetz Kahal
  Tefico Lemoshe..............                                  70,500            70,500              0
M&A Management L.L.C..........                                  52,763            52,763              0
Elda Capital Corp.............                                  51,975            51,975              0
Seymour Huberfeld.............                                  26,250            17,500              0
Mirrer Yeshiva Central
   Institute..................                                  26,250            17,500              0
Seth J. Antine................                                  26,250            17,500              0
Milwaukee Kollel Inc..........                                  26,250            17,500              0
Shor Yoshuv Institute Inc.....                                  26,250            17,500              0
Connie Lerner.................                                  21,250            15,000              0
Shalom Torah Center...........                                  17,500            17,500              0
Harry Adler...................                                  13,125             8,750              0
Fred Rudy.....................                                  13,125             8,750              0
Jonathan Mayer................                                  13,125             8,750              0
Moshe Mueller.................                                   8,750                 0              0
Clifton Management
   & Trading..................                                   4,375             4,375              0



(1) Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) Includes 300 Series C Convertible Preferred Shares held by the following shareholders as of October 29, 1998: Murray Huberfeld/David Bodner Partnership - 150 shares; and Profinsa Investments Ltd. - 150 shares. A total of 3,600 Series C Preferred Shares were originally issued by the Company in a private placement in February 1998 for $1,000 per share. The Series C Preferred Shares are convertible, in whole or in part, at the option of the holder. The Series C Preferred Shares are convertible into Common Stock at the lesser of (i) $3.25 per share, or (ii) 75% of the average closing bid price of the Common Stock over the five trading-day period preceding conversion. The conversion price will be adjusted to reflect stock dividends, stock splits and certain other capital reorganizations or reclassifications. Further, the company has the right, upon notice to the holders, to redeem, for 125% of the amount proposed to be converted, any Series C Preferred Shares submitted for conversion at a conversion price of less than $2.75. The Series C Preferred Shares pay a 7% annual dividend payable quarterly and at maturity or on conversion in cash or Common Stock, at the Company's option. The Series C Preferred Shares mature on August 15, 1999 at which time the Series C Preferred Shares automatically convert to Common Stock, provided that the Company's Common Stock continues to be listed on The Nasdaq Stock Market and provided that the shares issuable upon conversion of the Series C Preferred Shares may, at that time, be resold pursuant to an effective registration statement or pursuant to Rule 144. In the event that the conditions for automatic conversion of the Series C Preferred Shares are not satisfied at August 15, 1999, the Series C Preferred Shares shall be redeemed by the Company at $1,000 per share plus accrued dividends. Conversion of the Series C Preferred Shares is subject to the restrictions that the holders, individually, will not beneficially own in excess of 4.99% of the Company's Common Stock following any conversion. For a further description of the rights of the holders of the Series C Preferred Shares, see the Amended and Restated Certificate of Designation filed as an exhibit to the registration statement filed with the Securities and Exchange Commission (No. 333-56705) on June 12, 1998 and declared effective on June 22, 1998.

(3) Includes 982.801 Series RR Preferred Shares held by The Isosceles Fund Limited at October 29, 1998. A total of 1,500 Series RR Preferred Shares were originally issued by the Company in a private placement in August 1998 for $1,000 per share. Beginning on August 28, 1998, up to 50% of the Series RR Preferred Shares may be converted, at the option of the holder. Beginning thirty (30) days thereafter, all of the Series RR Preferred Shares may be converted. The Series RR Preferred Shares are convertible into Common Stock at the lesser of (i) $2.25 per share, or (ii) 75% of the average closing bid price of the Common Stock over the five trading-day period preceding conversion. The conversion price will be adjusted to reflect stock dividends, stock splits and certain other capital reorganizations or reclassifications. At any time after August 28, 2000, the Company, at its option, shall have the right to cause the mandatory conversion of the Series RR Preferred Shares. The Series RR Preferred Shares pay a 6% annual dividend payable semi-annually and at maturity or on conversion in cash or Common Stock, at the Company's option. Conversion of the Series RR Preferred Shares is subject to the restrictions that the holders, individually, will not beneficially own in excess of 9.9% of the Company's Common Stock following any conversion. Conversion of the Series RR Preferred Shares is further limited such that the total number of shares of Common Stock issuable upon conversion shall not exceed 3,600,000 shares (the "Share Cap") unless and until the shareholders of the Company have approved issuances above that level. In the event that the Share Cap is reached and shareholder approval has not been obtained for issuances beyond that level, all remaining Series RR Preferred Shares outstanding are subject to redemption, on demand of the holder, at $1,200 per share plus accrued dividends. For a further description of the rights of the holders of the Series RR Preferred Shares, see the Certificate of Designation filed as an exhibit to the Quarterly Report on Form 10-Q for the period ended June 30, 1998 filed with the Securities and Exchange Commission.

(4) Includes 100,000 $2.40 Warrants held by Rochon Capital Group Ltd. as of October 29, 1998. The $2.40 Warrants were issued in conjunction with the Company's private placement of Series B Preferred Stock in February of 1997. The $2.40 Warrants are exercisable for a period of five years to purchase Common Stock at $2.40 per share.

(5) Includes 2,078,488 $3.00 Warrants held by the following persons as of October 29, 1998: Adar Equities L.L.C. - 750,000; Murray Huberfeld/David Bodner Partnership - 630,000; Jules Nordlicht - 280,000; Rochon Capital Group Ltd. - 100,000; Rita Folger - 70,000; M&A Management L.L.C. - 52,763; Elda Capital Corp. - 51,975; Shalom Torah Center - 17,500; Seymour Huberfeld - 17,500; Mirrer Yeshiva Central Institute - 17,500; Seth J. Antine - 17,500; Milwaukee Kollel Inc. - 17,500; Shor Yoshuv Institute Inc.
     - 17,500; Connie Lerner - 12,500; Harry Adler - 8,750; Fred Rudy - 8,750; and, Jonathan Mayer - 8,750. A total of 2,775,000 $3.00 Warrants were originally issued in conjunction with the Company's private placement of Convertible Notes in August of 1997. The $3.00 Warrants are exercisable for a period of three years to purchase Common Stock at $3.00 per share or, if less, the lowest conversion price of the Convertible Notes occurring prior to each exercise. As of October 29, 1998, all of the Convertible Notes had been exercised thereby fixing the exercise price of the $3.00 Warrants at $2.75 per share. Exercise of the $3.00 Warrants is limited so that no exercise will be permitted where the holder will beneficially own in excess of 4.99% of the Company's Common Stock following such exercise. For a further description of the rights of the holders of the Warrants, see the form of Warrant filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

(6) Includes 2,350,000 $3.75 Warrants held by the following persons as of October 29, 1998: Murray Huberfeld/David Partnership - 975,250; Profinsa Investments Ltd. - 975,250; Cong. Ahavas Tzdokah V Chesed - 188,000; Rita Folger - 141,000; and, Shlomoh Kupetz Kahal Tefico Lemoshe - 70,500. The $3.75 Warrants were issued in conjunction with the Company's private placement of Series C Preferred Shares in February of 1998. The $3.75 Warrants are exercisable for a period of four years to purchase Common Stock at $3.75 per share or, if less, the lowest conversion price of the Series C Preferred Shares occurring prior to each exercise. As of October 29, 1998, the lowest exercise price of the Series C Preferred Shares, and the applicable conversion price of the $3.75 Warrants, was $0.271875. Exercise of the $3.75 Warrants is limited so that no exercise will be permitted where the holder will beneficially own in excess of 4.99% of the Company's Common Stock following such exercise. For a further description of the rights of the holders of the $3.75 Warrants, see the form of Amended and Restated $3.75 Warrant filed as an exhibit to the registration statement filed with the Securities and Exchange Commission (No. 333-56705) on June 12, 1998 and declared effective on June 22, 1998.

(7) Includes 266,875 $6.00 Warrants held by the following persons as of October 29, 1998: Newark Sales Corp. - 157,500; Jules Nordlicht - 70,000; Seymour Huberfeld - 4,375; Mirrer Yeshiva Central Institute - 4,375; Seth J. Antine
     - 4,375; Connie Lerner - 4,375; Milwaukee Kollel Inc. - 4,375; Shor Yoshuv Institute Inc. 4,375; Moshe Mueller - 4,375; Harry Adler - 2,187.5; Fred Rudy - 2,187.5; Clifton Management & Trading - 2,187.5; and, Jonathan Mayer
     - 2,187.5. The $6.00 Warrants were issued as an inducement for early exercise by the holders of certain $3.00 Warrants and are exercisable to the extent of one $6.00 Warrant for each $3.00 Warrant previously exercised. The $6.00 Warrants are exercisable for a period of one year commencing June 8, 1998 to purchase Common Stock at $6.00 per share. Exercise of the $6.00 Warrants is subject to the restrictions that the holders, individually, will not beneficially own in excess of 4.99% of the Company's Common Stock following any exercise. For a further description of the rights of the holders of the $6.00 Warrants, see the form of $6.00 Warrant filed as an exhibit to the registration statement filed with the Securities and Exchange Commission (No. 333-56705) on June 12, 1998 and declared effective on June 22, 1998.

(8) Includes 266,875 $6.75 Warrants held by the following persons as of October 29, 1998: Newark Sales Corp. - 157,500; Jules Nordlicht - 70,000; Seymour Huberfeld - 4,375; Mirrer Yeshiva Central Institute - 4,375; Seth J. Antine
     - 4,375; Connie Lerner - 4,375; Milwaukee Kollel Inc. - 4,375; Shor Yoshuv Institute Inc. 4,375; Moshe Mueller - 4,375; Harry Adler - 2,187.5; Fred Rudy - 2,187.5; Clifton Management & Trading - 2,187.5; and, Jonathan Mayer
     - 2,187.5. The $6.75 Warrants were issued as an inducement for early exercise by the holders of certain $3.00 Warrants and are exercisable to the extent of one $6.75 Warrant for each $3.00 Warrant previously exercised. The $6.75 Warrants are exercisable for a period of one year commencing June 8, 1998 to purchase Common Stock at $6.75 per share. Exercise of the $6.75 Warrants is subject to the restrictions that the holders, individually, will not beneficially own in excess of 4.99% of the Company's Common Stock following any exercise. For a further description of the rights of the holders of the $6.75 Warrants, see the form of $6.75 Warrant filed as an exhibit to the registration statement filed with the Securities and Exchange Commission (No. 333-56705) on June 12, 1998 and declared effective on June 22, 1998.

(9) Includes 1,270,000 Lock-Up Warrants held by the following persons as of October 29, 1998: Murray Huberfeld/David Bodner Partnership - 600,000; Adar Equities L.L.C. - 600,000; and, Rita Folger - 70,000. The Lock-Up Warrants were issued pursuant to the terms of certain Lock-Up Agreements whereby the Lock-Up Warrants were issued in consideration of the holders' agreement not to sell shares of Common Stock underlying 1,450,000 $3.00 Warrants before July 30, 1998. The Lock-Up Warrants are exercisable commencing July 6, 1998 and ending February 11, 2001 to purchase Common Stock at $4.50 per share. Exercise of the Lock-Up Warrants is subject to the restrictions that the holders, individually, will not beneficially own in excess of 4.99% of the Company's Common Stock following any exercise. For a further description of the rights of the holders of the Lock-Up Warrants, see the form of Lock-Up Warrant filed as an exhibit to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1997.

(10) As required by regulations of the Commission, the number of shares shown as beneficially owned includes shares which can be purchased within 60 days after October 29, 1998. The actual number of shares of Common Stock beneficially owned is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors which cannot be predicted by the Company at this time, including, among others, the market price of the Common Stock prevailing at the actual date of conversion of the Series C Preferred Shares or Series RR Preferred Shares, and whether or to what extent dividend payments to the holders of the Series C Preferred Shares and Series RR Preferred Shares are paid in Common Stock.

(11) The number of shares shown as being beneficially owned and offered in the table includes the following shares issuable upon the exercise of $6.00 Warrants outstanding and exercisable at October 29, 1998: Newark Sales Corp. - 157,500; Clifton Management & Trading - 2,187.5; and, Connie Lerner
     - 1,250. Excludes all other shares of common stock issuable upon exercise of the $6.00 Warrants as such warrants are not exercisable until on or after the exercise of $3.00 Warrants.

(12) The number of shares shown as being beneficially owned and offered in the table includes the following shares issuable upon the exercise of $6.75 Warrants outstanding and exercisable at October 29, 1998: Newark Sales Corp. - 157,500; Clifton Management & Trading - 2,187.5; and, Connie Lerner
     - 1,250. Excludes all other shares of common stock issuable upon exercise of the $6.75 Warrants as such warrants are not exercisable until on or after the exercise of $3.00 Warrants.

(13) The number of shares shown as being beneficially owned and offered in the table is based on the assumed conversion of all outstanding Series C Preferred Shares at a hypothetical conversion price of $0.534375 per share (which is the conversion price based on the average closing bid price of $0.7125 on the five trading-days ended October 29, 1998) and assumes payment of dividends on the Series C Preferred Shares in cash, resulting in the holding of the following shares of common stock: Murray Huberfeld/David Bodner Partnership - 280,702; and, Profinsa Investments Ltd. - 280,702.

(14) The number of shares shown as being beneficially owned and offered in the table is based on the assumed conversion of all outstanding Series RR Preferred Shares at a hypothetical conversion price of $0.534375 per share (which is the conversion price based on the average closing bid price of $0.7125 on the five trading-days ended October 29, 1998) and assumes payment of dividends on the Series RR Preferred Shares in cash, resulting in the holding of the following shares of common: The Isosceles Fund Limited - 1,839,160.

                              PLAN OF DISTRIBUTION

     The Company is registering the shares of Common Stock on behalf of the Selling Stockholders pursuant to contractual registration rights. As used herein, "Selling Stockholders" includes donees and pledgees selling shares received from a named Selling Stockholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares of Common Stock offered hereby will be borne by the Company. Brokerage commissions and similar selling expense, if any, attributable to the sale of shares of Common Stock will be borne by the Selling Stockholders. Sales of shares of Common Stock may be effected by Selling Stockholders from time to time in one or more types of transactions (which may include block transactions) on Nasdaq, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares of Common Stock, through short sales of shares of Common Stock, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The Selling Stockholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares of Common Stock by the Selling Stockholders.

     Selling Stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The Selling Stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares of Common Stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The Company has agreed to indemnify each Selling Stockholder against certain liabilities, including liabilities arising under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities under the Securities Act.

     Because Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of a national securities exchange pursuant to Rule 153 under the Securities Act. The Company has informed the Selling Stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Selling Stockholders also may resell all or a portion of the shares of Common Stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon the Company being notified by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

     The Company is registering the shares of Common Stock offered by the Selling Stockholders hereunder pursuant to contractual registration rights.

     The shares of Common Stock offered hereunder may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market or in the over-the-counter market or otherwise at prices and on terms then prevailing or related to the then current market price, or in negotiated transactions. The shares of Common Stock may be sold to or through one or more broker-dealers, acting as agent or principal in underwritten offerings, block trades, agency placements, exchange distributions, brokerage transactions or otherwise, or in any combination of transactions.

     In connection with any transaction involving the Common Stock, broker-dealers or others may receive from the Selling Stockholders, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time. Broker-dealers and any other person participating in a distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Act in connection with such distribution, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Act.

     Any or all of the sales or other transactions involving the Common Stock described above, whether effected by the Selling Stockholders, any broker-dealer or others, may be made pursuant to this Prospectus. In addition, any shares of Common Stock that qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     To comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, shares of Common Stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with under applicable state securities laws.

     The Company and the Selling Stockholders have agreed, and hereafter may further agree, to indemnify each other and certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the Common Stock, including liabilities arising under the Act.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Vanderkam & Sanders, of Houston, Texas.

                                     EXPERTS

     The consolidated financial statements of IDM appearing in the IDM Environmental Corp. Annual Report on Form 10-K/A for the fiscal year ended December 31, 1997, have been audited by Samuel Klein and Company, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following is a list of the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered hereby, all of which are payable by the Company, other than underwriting discounts and commissions.

Registration Fee..................................................... $ 1,054.15
Accountants' Fees and Expenses.......................................   5,000.00
Legal Fees and Expenses..............................................  15,000.00
Miscellaneous........................................................   3,945.85
    Total............................................................ $25,000.00

Item 15. Indemnification of Directors and Officers

     The Company's Articles of Incorporation, as amended, eliminate the personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty to the extent permitted by New Jersey law. The Company's Bylaws provide that the Company shall indemnify its officers and directors to the extent permitted by the Business Corporation Act of the State of New Jersey. Section 14A:3-5 of the New Jersey Business Corporation Act authorizes a corporation to indemnify directors, officers, employees or agents of the corporation in non-derivative suits if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, as determined in accordance with New Jersey law. Section 14A:3-5 further provides that indemnification shall be provided if the party in question is successful on the merits or otherwise.

     The provisions affecting personal liability do not abrogate a director's fiduciary duty to the Company and its shareholders, but eliminate personal liability for monetary damages for breach of that duty. The provisions do not, however, eliminate or limit the liability of a director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a director's duty of loyalty, which is generally described as the duty not to engage in any transaction which involves a conflict between the interest of the Company and those of the director, or for violations of the federal securities laws.

     The provisions  regarding  indemnification  provide,  in essence,  that the
Company will  indemnify  its directors  against  expenses  (including  attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the director's status as a director of the Company, including actions brought by or on behalf of the Company (shareholder derivative actions). The provisions do not require a showing of good faith. Moreover, they do not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, for "short-swing" profits violations under the federal securities laws, or for the receipt of illegal remuneration. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance. The Company currently provides such insurance to its directors.

     The provisions also limit or indemnify against liability resulting from grossly negligent decisions including grossly negligent business decisions relating to attempts to change control of the Company.


                                      II-1


Item 16. Exhibits

     4.1 Amended and Restated Certificate of Designations, Voting Powers, Preferences and Rights of Series C Convertible Preferred Stock (1)

     4.2 Certificate of Designations, Voting Powers, Preferences and Rights of Series RR Convertible Preferred Stock (2)

     5.1 Opinion and consent of Vanderkam & Sanders re: the legality of the shares being registered

     10.1 Amended and Restated Warrant  Agreement with Rochon Capital Group Ltd.
          (4)

     10.2 Form of $3.00 Warrant (3)

     10.3 Form of Amended and Restated $3.75 Warrant (1)

     10.4 Form of $6.00 Warrant (1)

     10.5 Form of $6.75 Warrant (1)

     10.6 Form of Lock-Up Warrant (5)

     23.1 Consent of Vanderkam & Sanders (including in Exhibit 5.1)

     23.2 Consent of Samuel Klein and Company
--------------

(1) Incorporated by reference to the respective exhibits filed with the Company's Registration Statement on Form S-3 (File No. 333-56705) declared effective June 22, 1998.

(2) Incorporated by reference to the respective exhibits filed with the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(3) Incorporated by reference to the respective exhibits filed with the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

(4) Incorporated by reference to the respective exhibits filed with the Company's Registration Statement on Form S-3 (File No. 333-28485) declared effective January 9, 1998.

(5) Incorporated by reference to the respective exhibits filed with the Company's Annual Report on Form 10-K/A for the year ended December 31, 1997.

Item 17. Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The registrant hereby undertakes:

(1)  (i) To include any prospectus required by Section 10(a)(3) of the Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)To  include  any  material   information   with  respect  to  the  plan  of
     distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post effective amendment by these paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit's plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South River, State of New Jersey on the 4th day of November, 1998.

                                          IDM ENVIRONMENTAL CORP.


                                          By: /s/ Joel Freedman
                                              ----------------------------------
                                              JOEL FREEDMAN, President


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the date indicated.

         Signatures        Title                                     Date
        -----------       -------                                   -------

/s/ Joel A. Freedman      President, Chief Executive Officer    November 4, 1998
----------------------    and Director (Principal Executive
JOEL A. FREEDMAN          Officer)


/s/ Frank A. Falco        Chairman of the Board, Chief          November 4, 1998
----------------------    Operating Officer, Executive Vice
FRANK A. FALCO            President and Director

/s/ Michael B. Killeen    Treasurer, Chief Financial Officer    November 4, 1998
----------------------    (Principal Financial and Accounting
MICHAEL B. KILLEEN        Officer) and Director


                          Director
----------------------                                          November _, 1998
FRANK PATTI


/s/ Robert McGuinness     Director                              November 4, 1998
----------------------
ROBERT MCGUINNESS


                          Director
----------------------                                          November _, 1998
RICHARD KELLER


                          Director                              November _, 1998
----------------------
MARK FRANCESCHINI